Exhibit p(17)
Amendments to Putnam’s Code of Ethics — May 5, 2009
The following sections of the Code are rewritten to read in their entirety as follows:
Code of Ethics Overview
Putnam mutual funds (page 2)
All employees and certain family members are subject to a minimum 90-day holding period for shares in Putnam’s open-end mutual funds. This restriction does not apply to Putnam’s Stable Value or money market funds. Except in limited circumstances, all employees must hold Putnam open-end fund shares in accounts at Putnam.
Employees who have sole or shared supervisory or portfolio management responsibility for a Putnam open-end mutual fund are subject to a minimum one-year holding period for shares of such fund.
Section I — Personal Securities Rules for All Employees
B. Prohibited Transactions
Rule 7: Putnam Mutual Fund Employee Restrictions (page 15)
(a) Employees (defined in Rule 6) may not, within a 90-calendar day period, make a purchase followed by a sale or a sale followed by a purchase of shares of the same open-end Putnam mutual fund, even if the transactions occur in different accounts.
(b) Employees who have sole or shared supervisory or portfolio management responsibility for a Putnam open-end mutual fund or a U.S. registered mutual fund to which Putnam acts as advisor or sub-advisor may not, within a one-year period, make a purchase followed by a sale or a sale followed by a purchase of shares of such fund, even if the transactions occur in different accounts.
(c) All employees are required to link their immediate family members’ accounts holding Putnam mutual funds to comply with the disclosure requirements. These accounts are also subject to the 90-day and one-year rules. To link these accounts, log on to Putnam’s intranet home page at http://intranet, and select Employee Essentials/Linked Mutual Fund Accounts. You are required to confirm the information and will be prompted to add any accounts that you or your family members have that should be linked, or delink accounts that you or your family members have closed.

Exhibit p(17)
COMMENTS
•	Example: If an employee buys shares of a Putnam fund on Day 1 for a retail account and then sells (by exchange) shares of the same fund for his or her 401(k)/Profit Sharing Plan accounts on Day 85, the employee has violated the rule.

•	Similarly, an employee who sells shares of an open-end Putnam mutual fund may not buy any shares of the same mutual fund until 90 calendar days have passed, or one year for employees who have sole or shared supervisory or portfolio management responsibility for such fund.

•	Example: If an employee manages Putnam Voyager Fund, but does not manage Putnam High Yield Trust, that employee would be subject to the one-year blackout restriction in shares of Putnam Voyager Fund and a 90-day blackout restriction in shares of Putnam High Yield Trust.

•	The purpose of these blackout period restrictions is to prevent any market timing or the appearance of any market timing activity.

•	This Rule applies to transactions by a Putnam employee and his or her family members as defined in the Code in any type of account including retail, IRA, variable annuity, variable insurance, and 401(k)/Profit Sharing Plan, as well as any deferred compensation accounts.

•	The minimum sanction for an initial violation of the blackout period will be disgorgement of any profit made on the transaction. Additional sanctions may apply, including termination of employment.
EXCEPTIONS
A. The restrictions do not apply to Putnam’s money market funds and Putnam Stable Value Fund.
B. 401(k)/Profit Sharing Plan Contributions and Payroll Deductions: The 90-day or one year restriction is not triggered by the initial allocation of regular employee or employer contributions or forfeitures to an employee’s account under the terms of Putnam employee benefit plans or a Putnam payroll-deduction direct-investment program; later exchanges of these contributions will be subject to either the 90-day or one-year blackout period.
C. Systematic Programs: The restrictions do not apply with respect to shares sold or acquired as a result of participation in a systematic program for contributions, withdrawals, or exchanges, provided that an election to participate in any such program and the participation dates of the program are not changed more often than quarterly after the program is elected by the employee. Access Persons may elect a quarterly or semiannual rebalancing program although it may only be changed on an annual basis.

Exhibit p(17)
D. Employee Benefit Plan Withdrawals and Distributions: No restriction applies with respect to shares sold for withdrawals, loans, or distributions under the terms of Putnam employee benefit plans.
E. Dividends, Distributions, Mergers, and Share Class Conversions: No restriction applies with respect to the acquisition of shares as a result of reinvestment of dividends, distributions, mergers, conversions of share classes, or other similar actions. Subsequent transactions with respect to the shares will be covered.
F. College Savings Program: Redemptions from an employee’s college savings 529 plan to pay for qualified educational expenses for the beneficiary of the account (and redemptions due to death or disability) are exempt from the 90-day and one-year restrictions applicable to Putnam mutual funds. Qualified redemptions include:
•	Tuition

•	School fees

•	Books

•	Supplies and equipment required for enrollment

•	Room and board

•	Death

•	Disability
G. Special Situations: In special situations as determined from time to time by Putnam’s Code of Ethics Oversight Committee, exceptions may by granted to the blackout periods as a result of death, disability, or special circumstances (such as personal hardship). Employees may request an exception by submitting a written request to the Code of Ethics Officer.